ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

October 18, 2006

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 23 2006
WASH, D.C.
213

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

[redacted]

06017760

TED BRINDAL
Company Secretary

PROCESSED
OCT 31 2006
THOMSON
FINANCIAL

Lodgement with Australian Stock Exchange:
18 October 2006 (ASX – Announcement & Media Release – Activity update)

10/30

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

18 October 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

UNITED STATES OF AMERICA

West Andrew Prospect, Vermillion Parish, South Louisiana (FAR 10%)
Drilling ahead at 7,877 feet.

The Lucy B. Thomas et al #1 well, a dry land straight hole test of the West Andrew Prospect, commenced drilling on 2 October 2006 using the Great Wall Rig GWD #172 and is drilling ahead at 7,877 feet after running surface casing to 3,551 feet.

FAR has a 10 percent working interest in the West Andrew Prospect, a three-way dip fault closure, located on a 400 acre lease block in Vermillion Parish, South Louisiana. The prospect is supported by a combination of subsurface well control and 3D seismic and lies on a prolific "*Camerina*" trend where historical production exceeds 1.7 TCF of gas.

The Lucy B. Thomas et al #1 well has a planned total depth of 14,000 feet and a likely drilling duration of approximately 53 days.



Foreman 1
Broussard A22
Hunter FT11
Landry G
Fault Block Production
Cam 2 - 16.3BCF + 168MBC
Camerina 1
Camerina 2
Fault Block Production
0.5BCF
Fault Block Production
Cam 1 - 8.7BCF + 77MBC
Cam 2 - Est 5BCF
Fault Block Production
Cam 1 - 20BCF + 221MBC
West Andrew Prospect
Estimated Reserves
Cam 1 - 13BCF + 130MBC
Cam 2 - 7BCF + 70MBC
New Well in
Fault Block
9 MMCF/D
Camerina trend
production
exceeds 1.75TCF
0
4000
West Andrew Prospect
Vermillion Parish
Louisiana

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The *Camerina* (Upper Frio age) interval produces in the adjacent Andrew Field area. Net sand maps of the area show the West Andrew Prospect should have approximately 60 feet of pay in the *Camerina-1* sand and approximately 40 feet in the *Camerina-2* sand with total potential estimated at 20 BCF gas and 200,000 barrels of oil.

Existing infrastructure lies nearby providing for quick sales turnaround in the event of a successful well with production rates in excess of 7 million cubic feet per day being possible.

FAR was attracted to this opportunity given the relatively low risk associated with the prospect, the multiple *Camerina* Sand targets, the quality technical control, the attractive indicated profitability, the nearby infrastructure and the potential for early production.

The Operator is Sandalwood Exploration LP of Houston, Texas. FAR's working interest reduces to 7.5% after casing point has been reached in the well. All other participants are North American entities and include the Reeder Energy group who participate with FAR in a number of other ventures.

Welder Ranch Gas Project, Victoria County, Texas
Oil production set to commence shortly.

The Welder Ranch A2 well has been perforated and fracture stimulated in a secondary Wilcox zone at 10,300 feet. The well is presently unloading frac fluid and oil. Flow lines are being installed with production set to commence shortly.

FAR farmed out its proportionate share in AMI acreage comprising 530 net acres (excluding the Vaquero #1 and #2wells) to Chesapeake Exploration Limited Partnership for the drilling of two (2) wells to test the Middle Wilcox formation. The farm out provided FAR with a 25% carry to casing point (in respect of its proportionate 9% share) and is subject to the Chesapeake JOA and letter agreement with Dune. A production unit has now been formed around the new well with FAR's interest in the ultimate unit being 0.392608%.

The Vaquero #1 and #2 wells and Welder Ranch A2 are located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas. FAR has a 9.69% percent working interest in the Vaquero #1 well and a 9.0% working interest in the #2 well and 0.392608% in the A2 unit.

Eagle Project, Kings County, California (FAR 15%)
Workover Rig to be released.

The following release has been made by the operator Victoria Petroleum:

Victoria Petroleum NL as operator for the Eagle North-1 horizontal well on the Eagle Oil Pool Development Project in the San Joaquin Basin advises that the deep workover rig at the Eagle North-1 location has completed fishing operations and is currently preparing the Eagle North-1 well bore for a future re-entry and side track to drill, complete and test the lower Gatchell oil sand zone.

It is not considered cost effective to continue operations to retrieve the production valve and tubing conveyed guns in the horizontal well bore. The joint venture partners have decided that the money spent continuing the work over would best be spent on a future re-entry and side track from the current cased Eagle North-1 well bore.

Planning has commenced for this future operation with the exact timimg of the operation subject to the availability of the required deep drilling rig, equipment and personel.

The target zone for the re-entry and side track will be the 177 metres (580 feet) of the lower Mary Bellocchi Gatchell oil sand in the horizontal well bore over the interval from 4,209 – 4,386 metres (13,810 - 14,390 feet).

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The lower Gatchell oil sands have produced at rates of up to 223 barrels of oil per day and 0.7 million cubic feet per day from the 12 metre (39 feet) interval of lower Mary Bellocchi sand in the Mary Bellocchi-1 vertical well, 366 metres to the southeast.

A successful Eagle North-1 horizontal well and its subsequent production performance in the longer term will provide an indication of the potential size of the Eagle Oil Pool.

Background History

Eagle North-1 is an appraisal well on the Eagle Oil Pool which was discovered in 1986 by the Mary Bellocchi-1 well which flow tested oil and gas at rates of up to 223 barrels of oil per day and 0.7 million cubic feet per day from the Gatchell Sandstone, the target in Eagle North-1. Victoria Petroleum N.L. was a participant in Mary Bellocchi-1.

The Mary Bellocchi-1 well production rate was considered un-economic at the then prevailing 1986 oil price of US $11 per barrel.

In 2001 the Eagle-1 horizontal well re-entry of the Mary Bellocchi-1 well was successfully drilled into the Gatchell Sandstone oil reservoir but due to technical difficulties encountered while completing the well for production was unable to test the 90 metres of horizontally drilled oil pay.

In May 2004 a 14 kilometre seismic strike line was aquired to further define the updip extent of the Eagle Oil Pool and the Eagle North-1 appraisal well drilling location. As a result of this new seismic data, in January 2006, the Eagle North-1 appraisal well was drilled 366 metres north west of the Mary Bellocchi-1 well that flowed oil in 1986 and drilled 177 metres (580 feet) of the lower Mary Bellocchi Gatchell oil sand in a horizontal well bore over the interval from 4,209 – 4,386 metres (13,810 - 14,390 feet).

The indicated target potential of a mean of 13.5 million barrels of oil with 25 billion cubic feet of gas to the P_{10} case of 34 million barrels of oil with 58 billion cubic feet of gas make the Eagle Oil Pool an attractive development target.

Commenting on the temporary suspension of operations at Eagle North-1, Victoria Petroleum NL Managing Director John Kopcheff said;

"The known presence of oil in the target zone, the known ability to flow oil and gas to surface at commercial rates and the current high oil price provide encouragement to continue to achieve a successful production well."

"A review of the drilling engineering of the Eagle North-1 well will take place to maximise the success of the future planned re-entry and side track."

FAR comment on Eagle project

Any decision concerning the future level of participation in the Eagle project by FAR will depend upon our technical and risk evaluation of the new program put forward by the operator and will be made at that time. Subject to this review, FAR may consider farming down its position.

ONSHORE CANADA

Kakwa Project (FAR 15%)
Waiting on fracture stimulation of Charlie Lake interval.

A production testing programme is in progress at the Kakwa exploration well, located on Suncor acreage in the Kakwa area on the flank of the Peace River Arch Alberta, Canada.

The Kakwa well has been drilled to a total depth of 4,080 metres using Precision Rig 645 and has been logged. The well will be produced from one of several upper zones where good gas shows have been confirmed within secondary targets in the Cretaceous section and Middle Triassic intermediate section. Logs confirm several of these zones are likely to be productive.

The venture is currently evaluating the Halfway/Charlie Lake interval between 3,104 and 3,120 metres likely to be more robust in terms of costs, rates and reserves This interval will be perforated, tested, subject to fracture stimulation and if commercial placed on stream.

The lease under this first test comprises 600 acres and forms part of a broader Area of Mutual Interest. The location is immediately adjacent to a highway and to a pipeline offering good logistics for early production in the event of success.

Participation in the initial test well earns FAR an option to participate in an additional much larger (50 BCF plus), seismically controlled Wabamun prospect lying to the northeast of the initial test site on a lease comprising 800 acres. Several low risk lower potential Cretaceous targets have been identified on both blocks with up to four locations in each section.

The leases are subject to Overriding Royalties retained by Suncor.

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au